1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 15, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC January 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – Feb. 15, 2019 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for January 2019: On a consolidated basis, revenues for January 2019 were approximately NT$78.09 billion, a decrease of 13.1 percent from December 2018 and a decrease of 2.1 percent from January 2018.

TSMC January Revenue Report (Consolidated):

(Unit:NT$ million)

Period	January 2019	December 2018	M-o-M Increase (Decrease) %	January 2018	Y-o-Y Increase (Decrease) %
Net Revenues	78,094	89,831	(13.1)	79,741	(2.1)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2019.

1.	Sales volume (in NT$ thousands)

Period	Items	2019	2018
Jan.	Net sales	78,093,827	79,740,672

2.	Funds lent to other parties (in NT$ thousands)

Lending Company	Limit of lending	Amount Drawn
		Bal. as of period end
TSMC China*	55,686,664	31,471,260

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

Guarantor	Limit of guarantee	Amount
		Bal. as of period end
TSMC*	393,792,979	2,557,977

*	The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

(1)	Derivatives not under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	51,500,372
	Mark to Market Profit/Loss	(75,183)
	Unrealized Profit/Loss	(94,622)
Expired Contracts	Notional Amount	31,832,876
	Realized Profit/Loss	67,900
Equity price linked product (Y/N)		N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	10,680,169
	Mark to Market Profit/Loss	77,361
	Unrealized Profit/Loss	50,949
Expired Contracts	Notional Amount	10,212,809
	Realized Profit/Loss	191,219
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	460,658
	Mark to Market Profit/Loss	(124)
	Unrealized Profit/Loss	(489)
Expired Contracts	Notional Amount	353,445
	Realized Profit/Loss	(1,015)
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,405,958
	Mark to Market Profit/Loss	(20,515)
	Unrealized Profit/Loss	(15,195)
Expired Contracts	Notional Amount	3,378,085
	Realized Profit/Loss	(52,913)
Equity price linked product (Y/N)		N

(2)	Derivatives under hedge accounting.

•	TSMC

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	6,038,089
	Mark to Market Profit/Loss	16,148
	Unrealized Profit/Loss	(9,852)
Expired Contracts	Notional Amount	—
	Realized Profit/Loss	2,503
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(75,252)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	8,545,720
	Mark to Market Profit/Loss	(150,647)
	Unrealized Profit/Loss	3,255
Expired Contracts	Notional Amount	2,345,462
	Realized Profit/Loss	(53,727)
Equity price linked product (Y/N)		N